Exhibit 99.1

MEDIROM Partners with Sanei Electronics for Manufacture of  MOTHER Tracker®, with Canon Electronics as the Manufacturing Subcontractor

New York — May 21, 2021 - MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), headquartered in Tokyo, Japan (“MEDIROM”), today announced that the Company has entered into a Master Manufacturing Agreement with Sanei Electronics Co., Ltd., Tokyo, Japan (“Sanei”), with respect to the production of the Company’s MOTHER Tracker®, an activity tracker (hereinafter referred as “MOTHER Tracker®”), and has commenced preparations for production and shipment. Sanei is subcontracting with Canon Electronics Co., Ltd., Chichibu, Japan (“Canon Electronics”) for part of the production.

MOTHER Tracker® is the world’s first smart bracelet equipped with the patented “thermoelectric energy” technology invented by Matrix Industries, Inc., located in Menlo Park, California. It allows the device to be powered and driven semi-permanently by the body heat of its wearer, eliminating the need for separate charging. This overcomes the longstanding challenge of wearable devices with limited charge duration.  Launched by the Company in 2020 at CES (Consumer Electronics Show) in the United States, MEDIROM believes that MOTHER Tracker® is currently the only activity tracker designed to measure heart rate, body temperature, activity, sleep, and calories burned 24 hours a day, 365 days a year, without the need to remove for separate charging.

The Agreement provides a general foundation for Sanei to commence manufacturing, with detailed terms to be set forth in separate purchase orders.

“By collaborating with Sanei, which has been providing technical support and selling electronic components for more than 50 years, couple with Sanei’s subcontracting with Canon Electronics, which has solid technological capabilities and is responsible for numerous MADE IN JAPAN products, we believe this business alliance will realize operational efficiency, cost reduction, and quality improvement, with expected high-quality manufacturing. Together with Sanei and Canon Electronics, we look forward to making a global impact on people’s health and well-being with MOTHER Tracker®,” commented MEDIROM CEO, Kouji Eguchi.

Although MEDIROM initially expected the activity tracker to be manufactured outside of Japan, the COVID-19 pandemic highlighted potential difficulties in managing an overseas production process. Consequently, the Company decided to contract with local Japanese manufacturers for initial production.

“Canon Electronics has long been known for its high-standard manufacturing, service, and brand power in developing, producing, and selling precision machinery, information equipment, and other products and has been highly valued by customers for more than 60 years. Canon has been quick to respond to the needs of specialized fields, such as stability of accuracy, time reduction, and user-friendly operation,” noted Mr. Eguchi.  “We believe that this partnership will prove successful for both companies and look forward to further collaboration opportunities.”

About MOTHER Tracker®

The Company believes that MOTHER Tracker® is the world’s first next-generation tracker powered by the user’s body temperature, so as to eliminate the need for separate off-body charging. Using thermoelectric energy technology, which captures temperature differentials (known as the Seebeck effect) and creates usable thermal energy, the device is designed to measure the user’s activity, sleep and calories burned 24 hours a day, 365 days a year, without the need to remove for separate charging.

In addition, MOTHER Tracker® is expected to facilitate the delivery of device-acquired data directly to healthcare providers. In order to make it easy to collect data from the device, the Company intends to provide a Software Development Kit, or SDK, for solution partners.  This is expected to allow solution partners, including healthcare providers, to directly incorporate the tracking data into their services.

The Company hopes that the MOTHER Tracker® will contribute to the development of more efficient services by health-related industries, including operators of nursing care services and fitness services and operators requiring health information such as public transportation and others.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include estimates or expectations about our possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities.  In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes.  These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 301 relaxation salons across Japan (as of April 30, 2021), with its leading brand, Re.Ra.Ku®, and also provides healthcare-related services. In 2015, MEDIROM entered the health-tech business and launched new healthcare-related programs using an on-demand training app called “Lav®”, which has been developed by the Company. MEDIROM entered the device business in 2020 and is developing the smart activity tracker, the “MOTHER Tracker®”. MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since the Company’s formation.

URL: https://medirom.co.jp/en

Overview of Medirom Inc.

Company name: Medirom Corporation (MEDIROM Healthcare Technologies Inc.)

Head Office: 16 F Tradepia Odaiba, 2 -3 -1 Daiba, Minato-ku, Tokyo

Representative: Kouji Eguchi, Representative Director

Established: July 2000

Capital: 2471.63 million yen (J G A A P standard, including reserves)

Business Profile: Studio Operation Business, Franchise Business, HealthTech Business, Device Business

About SANEI Electronics Co., Ltd.

URL: https://www.3ei.co.jp/english/

Outline of SANEI Electronics Co., Ltd.

Company Name: SANEI Electronics Co., Ltd. (English Name: SANEI ELECTRONICS INC.)

Head Office: Koga All Building 3F, 7 -2 Nihonbashi-kodenma-cho, Chuo-ku, Tokyo

President: Kenichi Takashiro

Established: December 18, 1968

Capital: 50 million yen

Business Profile: Sales of electronic and electric machinery

Design, sales and contract manufacturing services (EMS/OEM/ODM)

About Canon Electronics

URL: https://en.canon-elec.co.jp/

Overview of Canon Electronics Co., Ltd.

Company Name: Canon Electronics Corporation (English Name: CANON ELECTRONICS INC.)

Head Office: 1248 Shimokagemori, Chichibu, Saitama

Representative Director and Chairman: Hisashi Sakamaki

Established: May 20, 1954

Capital: 4969.15 million yen

Business Profile: Precision machinery and equipment, electronic and electrical machinery and equipment, optical machinery and equipment, information equipment, Development, production and sales of computer and communications equipment software

Contacts:

Public Relations Team

pr@medirom